UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Cicero, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

171708100
(CUSIP Number)

John L. Steffens
c/o Spring Mountain Capital, LP
65 East 55th Street, 33rd Floor
New York, New York 10022
(212) 292-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 171708100

1	NAME OF REPORTING PERSON JOHN L. STEFFENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,933,646*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 41,933,646*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,933,646*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2%
14	TYPE OF REPORTING PERSON IN

* Includes Shares issuable upon the conversion or exercise, as the case may be, of securities held by the Reporting Person. See Item 5.

CUSIP NO. 171708100

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Cicero, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 8000 Regency Parkway, Suite 542, Cary, NC 27518.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed on behalf of John L. Steffens (the “Reporting Person”).

(b)           The address of the principal office of the Reporting Person is c/o Spring Mountain Capital, LP, 65 East 55th Street, 33rd Floor, New York, New York 10022.

(c)           The principal occupation of the Reporting Person is serving as the Senior Managing Director of Spring Mountain Capital, LP, an investment management firm.

(d)           Not applicable.

(e)           Not applicable.

(f)           The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of 5,160,307 Shares directly owned by the Reporting Person is approximately $879,416, including brokerage commissions.  Such Shares were acquired with the personal funds of the Reporting Person.  26,000,000 Shares directly owned by the Reporting Person were issued to the Reporting Person in consideration for the cancellation of debt with an aggregate principal amount of $3,300,000.  1,102,222 Shares directly owned by the Reporting Person were issued to the Reporting Person in lieu of the payment of $165,333.33 in accrued dividends on the Series B Preferred Stock owned directly by the Reporting Person.

438,285 warrants owned directly by the Reporting Person were acquired in connection with the entrance into a Long Term Promissory Note, and subsequent amendment thereto, by the Issuer with the Reporting Person.  2,800,000 warrants owned directly by the Reporting Person were acquired as incentive for the cancellation of short-term notes owned by the Issuer.

The 14.832 shares of Series A-1 Preferred Stock owned directly by the Reporting Person were acquired in connection with a restructuring of the Issuer.

The 6,400 shares of Series B Preferred Stock owned directly by the Reporting Person were acquired for total consideration of $960,000.

CUSIP NO. 171708100

The 18,000 options owned directly by the Reporting Person were awarded to the Reporting Person in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

The Reporting Person acquired the securities of the Issuer based on his belief that the securities, when acquired, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the acquisition of additional securities desirable, the Reporting Person may endeavor to increase his position in the Issuer through, among other things, the purchase of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.  The Reporting Person is a member of the Board of Directors of the Issuer.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by the Reporting Person is based upon 85,132,527 Shares outstanding as of March 31, 2013, based on information provided by the Issuer.

As of the close of business on the date hereof, the Reporting Person may be deemed to beneficially own 41,933,646 Shares, including (a) 14,832 Shares issuable upon the conversion of 14.832 shares of Series A-1 Preferred Stock, convertible at any time into Shares on a 1-for-1,000 basis, (b) 6,400,000 Shares issuable upon the conversion of 6,400 shares of Series B Preferred Stock, convertible at any time into Shares on a 1-for-1,000 basis, (c) 3,238,285 Shares issuable upon the exercise of warrants and (d) 18,000 Shares issuable upon the exercise of options, constituting approximately 44.2% of the Shares outstanding.

(b)           The Reporting Person has the sole power to vote and dispose of the Shares directly owned by him.

(c)           On March 21, 2013, the Reporting Person received from the Issuer 6,000,000 Shares and warrants to purchase an additional 1,200,000 Shares in consideration for the cancellation of debt held by the Reporting Person with an aggregate principal amount of $300,000, based on a price of $0.05 per Share, the closing price of the Shares on the date of issuance.

(d)           Not applicable.

(e)	Not applicable.

CUSIP NO. 171708100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2013
/s/ John L. Steffens
JOHN L. STEFFENS